UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60895 /October 28, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13635

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In the Matter of   :
                                                                      :   ORDER MAKING FINDINGS AND
REDHEADS, INC.,   :   REVOKING REGISTRATIONS BY
REGAL COMMUNICATIONS CORP.,   :   DEFAULT
REPLIGEN CLINICAL PARTNERS, LP,   :
RETAIL ENTERTAINMENT GROUP, INC.,   :
R.F. MANAGEMENT CORP.,   :
ROAD APPLES, INC.   :
  (N/K/A TELEDYNAMICS, INC.),   :
ROBEC, INC., and   :
ROMPUS INTERACTIVE CORP.   :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) on September 30, 2009, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The OIP was served on all Respondents by October 7, 2009. See
Declaration of Neil J. Welch, Jr., to Assist Secretary with Record of Service (filed Oct. 9, 2009);
17 C.F.R. § 201.141(a)(2)(ii). The OIP required that Respondents file Answers to the OIP within
ten days after service of the OIP. See OIP at 4; 17 C.F.R. § 201.220(b).

        Respondents did not file Answers to the OIP and did not appear at a telephonic
prehearing conference on October 26, 2009, at which the Division of Enforcement stated that it
had not been contacted by any Respondent.

FINDINGS

        I find all Respondents in default for failing to file an Answer, appear at the prehearing
conference, or otherwise defend the proceeding, and I find further that the allegations in the OIP
are true. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Respondents

        Redheads, Inc. (Redheads), Central Index Key (CIK) No. 837596,[1] is a void Delaware
corporation located in Irvington, New York, with a class of securities registered with the

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[1] The CIK is a Commission identification number for EDGAR filers.

Commission pursuant to Exchange Act Section 12(g). Redheads is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 24, 2000, which reported a net loss of $920,172 for the prior thirteen weeks. On April 6, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on December 19, 2000.

Regal Communications Corp. (Regal), CIK No. 763414, is a New Jersey corporation located in Fort Washington, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Regal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993, which reported a net loss of $713,670 for the prior three months. On September 23, 1994, Regal filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Pennsylvania, which was terminated on May 6, 1997. As of September 29, 2009, Regal's stock (symbol RGCM) was traded on the over-the-counter markets.

Repligen Clinical Partners, L.P. (Repligen), CIK No. 885434, is a canceled Delaware limited partnership located in Needham, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Repligen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1996, which reported a net loss of $644,669 for the prior twelve months.

Retail Entertainment Group, Inc. (Retail Entertainment), CIK No. 907435, is a New Jersey corporation located in Eatontown, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Retail Entertainment is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 29, 2000. On November 13, 1995, Retail Entertainment filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, which was terminated on August 3, 1999. As of September 29, 2009, Retail Entertainment's stock (symbol RETN) was traded on the over-the-counter markets.

R.F. Management Corp. (R.F. Management), CIK No. 934011, is an inactive New York corporation located in Morristown, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). R.F. Management is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 1998, which reported a net loss of over $1.13 million for the prior twelve months. As of September 29, 2009, R.F. Management's stock (symbol RFMC) was traded on the over-the-counter markets.

Road Apples, Inc. (n/k/a Teledynamics, Inc.) (Road Apples), CIK No. 1121987, is an inactive New York corporation located in Huntington Village, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Road Apples is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on September 13, 2000.

Robec, Inc. (Robec), CIK No. 854462, is a withdrawn Pennsylvania corporation located in Horsham, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Robec is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended June 30, 1995, which reported a net loss of over $4.2 million for the prior six months.

Rompus Interactive Corp. (Rompus), CIK No. 1083973, is a dissolved Florida corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rompus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2001, which reported a net loss of $269,931 for the prior three months.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act Rules. By the actions described above, Redheads, Regal, Repligen, Retail Entertainment, R.F. Management, Road Apples, Robec, and Rompus have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Section 12(g) to file annual reports and quarterly reports with the Commission.

ORDER

Pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of registered securities of Redheads, Inc., Regal Communications Corp., Repligen Clinical Partners, L.P., Retail Entertainment Group, Inc., R.F. Management Corp., Road Apples, Inc. (n/k/a Teledynamics, Inc.), Robec, Inc., and Rompus Interactive Corp. is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge